March 2, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Mark Wojciechowski

By Fax:  202-772-9368
Original Follows By Mail

Dear Mr. Wojciechowski:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 1, 2008
File No. 1-32468

In response to your letter of January 29, 2009, we are providing our response to your comments.  We have included the text of your comments in bold type below.

In connection with our response to the SEC comments, Mountain Province Diamonds Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario M5H 2Y4
Tel: (416) 361-3562  Fax: (416) 603-8565
www.mountainprovince.com

Form 20-F for the Fiscal Year Ended March 31, 2008

Property Plants and Equipment, page 15

1.  We note your statement that “All other estimates have been made by De Beers and De Beers Canada.”  Please clarify what estimates you are referencing here, and how these estimates have been used by you in preparing your disclosure.  If De Beers and/or De Beers Canada constitute experts for purposes of your disclosure, please provide a written consent from each expert stating their agreement to being named as an expert in your filing.

MANAGEMENT’S RESPONSE:  The inclusion of the statement “All other estimates have been made by De Beers and De Beers Canada.” was in error.  We will not include such language in our future filings.

Directors, Senior Management and Employees, page 31

2.  Some of the biographical sketches lack sufficient detail and are thus unclear as to whether they cover each person’s business experience during the past five years, including principal occupation and employment during that time.  Please revise to add specific dates, identify specific companies, describe the business of each company and indicate the specific title or duty of that individual while at that company.  Please ensure that the sketches cover the required five years.

MANAGEMENT’S RESPONSE: We are currently gathering additional information from our directors and officers, and will provide the requested additional detail information in our future filings.

Controls and Procedures, page 55

3.  We note your statement that your Chief Executive Officer and Chief Financial Officer “have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act [emphasis added].”  The italicized language addresses only one aspect of the definition of disclosure controls and procedures.  Revise to add, if true, that your officers concluded that your disclosure controls and procedures are also effective to give reasonable assurance that the information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

MANAGEMENT’S RESPONSE:  We will revise our disclosure relating to Controls and Procedures section in in future Form 20-F filings to read (changes from existing disclosure are in italics below):

Item 15.  Controls and Procedures.
(a)        Disclosure Controls and Procedures.
The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13(a) - 15(e) and Rule 15(d) - 15(e) under the "Exchange Act" as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in (i) providing them with reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies and Future Accounting Policies Changes

4.  Per review of your consolidated balance sheet, you report a total of $1.4 million related to term deposits as of March 31, 2008.  We also note your disclosure on page 29 that “It is anticipated that the cash and term deposits on March 31, 2008 provide the Company with sufficient funds until mid-2009.”  As these funds are a significant component of your working capital and liquidity, please modify your disclosure within the footnotes to the financial statements, and within your discussion of liquidity to explain what items are included within the term deposits line item, and explain your accounting policy related to these items or tell us where such disclosure is included.

MANAGEMENT’S RESPONSE: Beginning with our second quarter financial reporting (quarter ended September 30, 2008), reflected in the information furnished on our Form 6-K dated November 14, 2008, we have enhanced the disclosure relating to our term deposits (or short-term investments as we refer to them now) line item in our consolidated balance sheet for the year ended March 31, 2008. We propose that our Form 20-F for the year ended March 31, 2009, in particular the Management Discussion & Analysis and Liquidity sections, and the financial statements included therein would follow similar reporting and disclosure which we believe addresses your comment.

Note 5 - Investment in Gahcho Kué Project

5.  It is unclear from the disclosure in this note, or your discussion of accounting policies in Note 2, how you are accounting for the activities related to the Gahcho Kué Project.  Please modify your disclosure to clearly explain your accounting policy as it relates to this investment.

MANAGEMENT’S RESPONSE: Our Form 20-F for the year ended March 31, 2008 includes discussion of the Joint Venture Agreement between the Company and De Beers Canada Inc. with respect to the Gahcho Kué Project.  Specifically, De Beers Canada Inc. is responsible for funding the operations of the Project, and earns an increasing interest at various key times of funding, with repayment beginning when the mine is in production.   We will augment our disclosure of the terms of this Joint Venture Agreement, and of our accounting treatment of the Gahcho Kué Project.

We propose including the following revised draft disclosure in Note 5 (or equivalent) to our financial statements for the year ended March 31, 2009 to be included in our Form 20-F for that period in order to better describe the terms of the Joint Venture Agreement and the accounting policy relating to this investment, as follows:

 5.    Investment in Gahcho Kué Project:
Gahcho Kué Project:
The Company holds a 49% interest (see Note 4) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Exploration Inc. (“De Beers Canada”) holds the remaining 51% interest.  De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

De Beers Canada has agreed to carry all costs incurred by the Joint Venture and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the feasibility study, De Beers Canada’s interest will be diluted down to a 30% participating interest.

If called upon to fund a definitive feasibility study, De Beers’ interest in the Joint Venture will increase to 55% on completion of a definitive feasibility study.  If called upon to fully fund the capital for construction of a mine, De Beers’ interest in the Joint Venture will increase to 60% on the commencement of commercial production.

With only 49% of the vote for key decisions made for the Joint Venture, the Company does not exercise control or joint control over the Joint Venture, and accordingly, the Company accounts for the Joint Venture as an investment.  As well, the Company is not responsible for funding the Project and De Beers has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

Note 8 - Reconciliation to United States generally accepted accounting principles (“US GAAP”)

(a) Mineral properties and deferred exploration costs

6.  We note your disclosure that “Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probably reserves, must be expensed as incurred.”  Please note that for US GAAP purposes, exploration costs should be expensed as incurred regardless of the establishment of proven and probable reserves, or a projects stage.  Please modify your policy accordingly, or tell us why you believe no modification is necessary.

MANAGEMENT’S RESPONSE:  We will remove in our future filings the phrase “prior to the completion of a definitive feasibility study, which establishes proven and probable reserves,” from our financial statement Note 8(a) or its equivalent.

Engineering Comments

Form 20-F for the Fiscal Year Ended March 31, 2008

General

7.  Please correct your commission filing number on the cover of your filings to read 001-32468, which was assigned in conjunction with your filing of the Form 8-A registration statement on March 30, 2005.

MANAGEMENT’S RESPONSE:  We will correct this error.

8.  We note that you refer to or use terms such as measured, indicated, or inferred resources on your website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, “measured”, “indicated”, or “inferred”, which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32468.  You can review and obtain copies of these filings form the SEC’s website at http://www.sec.gov/edgar.shtml.”

Please indicate the location of this disclaimer in your response.

MANAGEMENT’S RESPONSE: We will include this cautionary language in two places on our website:

                                        http://www.mountainprovince.com/project/project20.php, and
                                        http://www.mountainprovince.com/industry/glossary54.php.

9.  If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

MANAGEMENT’S RESPONSE:  We will include this cautionary language on our website at: http://www.mountainprovince.com/project/project20.php.

Mineral Properties, Page 16

10.  We note your refer to the AK Property or Gahcho Kué project as being under the most intense development.  The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.  This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

MANAGEMENT’S RESPONSE:  We will remove from future Form 20-F filings the terms develop, development or production where they are used inappropriately, and replace such terms with words such as explore or exploration.  Where we are clearly reviewing the future of the Gahcho Kué Project, and its future development and production, we may retain the terms develop, development and production in accordance with the meanings within Industry Guide 7.

We appreciate the Commission’s comments with respect to our Form 20-F for the year ended March 31, 2008, and will incorporate them into future filings.  Please let us know if you have any further comments once you have reviewed our responses above.

Yours truly,

/s/ Jennifer Dawson

Jennifer Dawson
Chief Financial Officer and Corporate Secretary

c.c.  Patrick Evans, President & CEO